Connecting patients, families and healthcare providers

October 27, 2010

Mr. Ajay Koduri, Staff Attorney

United States Securities & Exchange Commission

100 “F” Street NE

Washington, D.C. 20549

Re:	Registration Statement on Form 10 filed August 23, 2010
File No. 000-54090
Your comment letter dated September 15, 2010

Dear Mr. Koduri:

CareView Communications, Inc. (“CareView” or the “Company”) is providing this letter to you in response to your comment letter dated September 15, 2010 related to our Registration Statement on Form 10 filed with the Commission on August 23, 2010 (the “Form 10”). Your comments are listed herein with our responses immediately following.

Concurrently with the filing of this correspondence, the Company will file a Form 10/A, Amendment No. 1 (“Form 10/A”), marked with revisions in accordance with our responses herein and other updated current information regarding our business. Additionally, staff comments resulted in the re-stating of our financial statements; therefore, as exhibits to our Form 10/A, we will also file as exhibits our Restated Consolidated Financial Statements and Notes to Restated Consolidated Financial Statements for the year ended December 31, 2009 and for the period ended June 30, 2010.

Registration Statement on Form 10

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

We are aware of the effective date of the Form 10 and that the Company will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 thereafter.

2.	Refer to the last paragraph of page 46 which discloses that you believe that you had approximately 1,152 beneficial shareholders and 126,745,215 common shares outstanding on August 19, 2010. Since it appears that your shares have traded above $1.30 for the second and third quarters of 2010 tell us how you determined that you qualify as a smaller reporting company. Please refer to Item 10(f)(1)(ii) of Regulation S-K and provide us with your calculations.

Our assertion of 1,152 beneficial shareholders who hold their shares in street name came from a NOBO (Non-Objecting Beneficial Owner) list dated October 5, 2010.

405 State Highway 121, Suite B-240, Lewisville, TX 75067

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Two

Pursuant to Item 10(f)(1)(ii) of Regulation S-K, the Company’s public float was less than $75 million “as of a date within 30 days of the date of the filing of the registration statement.” We calculated this as follows: At the time of the filing, the Company had 126,745,215 shares issued and outstanding of which an aggregate of 87,569,369 shares were (i) restricted securities held by non-affiliates, (ii) restricted securities held by affiliates, or (iii) securities restricted pursuant to lock-up agreements, resulting in 39,175,846 shares in the public float. On August 20, 2010, our Company’s Common Stock closed at $1.72. Multiplying the shares in the public float by the stock price of $1.72 values the public float at $67,382,455 which is less than the $75 million threshold.

At the time of the filing of the Form 10/A herewith, the Company has 127,520,215 shares issued and outstanding of which an aggregate of 83,803,908 shares are restricted securities held by affiliates and non-affiliates securities restricted pursuant to lock-up agreements, resulting in 43,716,307 shares in the public float. On October 12, 2010, our Company’s Common Stock closed at $1.55. Multiplying the shares in the public float by the stock price of $1.55 values the public float at $67,760,276 which is less than the $75 million threshold.

Item 1. Business, page 4

Historical Overview, page 4

3.	In the fifth paragraph on page 4, we note your statement that the installation of the CareView System requires minimal Internet technology, little or no rewiring, and no capital expenditure. Please expand your disclosure to explain why. Also, please estimate the amount of recurring revenue based on your different products and levels of implementation.

The CareView System™ runs on each hospital’s coaxial cable television network that provides television signals to patient room; consequently, CareView’s network does not need to run on or through the hospital’s specific IT infrastructure, thereby requiring minimal Internet technology involvement on the part of the hospital.

There is no capital expenditure by a subscribing hospital as CareView provides all hardware and installation of the CareView System™ in each room at no charge. Fees paid to CareView by each hospital consist only of monthly service fees for each system installed (one per bed) at a current rate of $69.95 and an additional rate for each nursing station monitor at a current rate of $139.90. Based on these rates, revenue projections for a typical 200-bed hospital using the Primary Plan are estimated at approximately $168,000 annually for the 200 beds. Revenue from nursing stations is not included in this projection as the individual stations for each hospital vary depending on hospital floor/room/nursing station configuration. This estimate also does not include additional shared revenue to be generated from entertainment services (MovieView®, NetView®, PatientView®, and BabyView®) purchased directly by patient consumers, which revenues are split between the hospital and CareView per the terms of each contract.

Disclosures in Historical Overview have been revised to include the above-mentioned information. In addition, please see revised and additional information provided at Item 1. Business - Business of Issuer and Equipment and System Installation Overview.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Three

Overview of Healthcare Industry Issues and CareView’s Response, page 5

4.	In the fourth full paragraph on page 5, you reference a report produced by the American Hospital Association. This report is also referenced in the fourth full paragraph on page 6. Please revise to reference the name and date of this report. We note that you include industry research in addition to this report for information and statistics regarding the health-care industry including, for example, the reference on page 6, paragraph two, to a July 2005 U. S. Bureau of Labor Statistics estimate of jobs growth for direct-care workers in long-term care settings. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

The subject paragraph on page 5 has been revised to read as follows:

In the February 2005 American Hospital Association report Overview of the U.S. Healthcare System, it was reported that hospitals are facing unprecedented challenges; all which impact the cost of health care, including:

•	workforce shortages,

•	continued increases in professional liability premiums,

•	improving quality of care and patient safety,

•	need for additional technology investment,

•	increased regulatory burden, and

•	reimbursement issues.

Regarding the same report cited on page 6, the subject paragraph has been revised to read as follows:

As reported by the American Hospital Association report Overview of the U.S. Healthcare System, there has been a dramatic increase in hospital professional liability premiums in the last few years with more than 45% of hospitals reporting an increase of 50% or more. These increases are severely affecting access to services as hospitals are either cutting back on services or eliminating some programs altogether. For the average 200-bed hospital, professional liability costs are in excess of $1 million annually.

The remaining subject statistical references in Workforce Shortages has been revised and replaced in its entirety with the following:

Workforce Shortages

According to the Nursing Shortage Fact Sheet compiled by the American Association of Colleges of Nursing, the U.S. is in the midst of a nursing shortage that is expected to intensify as baby boomers age and the need for health care grows. In December 2009, the U.S. Bureau of Labor Statistics projects that more than 581,500 new registered nurse (“RN”) positions will be created

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Four

through 2018 to increase the RN workforce by 22%. Current estimates suggest that the nursing shortage is projected to grow to 260,000 RNs by 2025, a shortage twice as large as any experienced in the U.S. since the mid-1960s. Because RNs over the age of fifty (50) will soon be the largest age group in the nursing workforce, their retirement over the next decade will lead to a projected shortfall developing by 2018.

In July 2009, NSI Nursing Solutions, Inc. , the industry leader in high volume recruitment for American experienced nurses and allied health professionals, invited hospitals all across the country to participate in the nation’s most comprehensive survey on healthcare and RN turnover, hospital retention programs and their strategic development. Its 2009 National Healthcare and RN Retention Report was compiled from information obtained from hospitals in 35 states.

Regarding the turnover rate for RNs, the study found that:

•	42% of facilities had an RN turnover rate of between 5 to 10%,

•	25% of facilities had an RN turnover rate of less than 5%,

•	23% of facilities had an RN turnover rate of between 10.01% and 15%, and

•	10% of facilities had an RN turnover rate of more than 15%.

The study concluded that the national average of RN turnover rate is over 14%, with hospitals averaging slightly over 10%. The first year turnover for RNs was over 27%.

In September 2007, the U.S. Department of Labor, Bureau of Labor Statistics, published an article in Monthly Labor Review, Volume 130, Number 9, entitled “Caring for America’s aging population: a profile of the direct-care workforce.” The report found that 6 million Americans over the age of 65 require assistance to manage their everyday activities. To serve their needs, 2.7 million Americans worked as direct-care workers. Between 2000 and 2030, it is projected that the over-65 population will grow to 70 million. Consequently, direct care jobs are now the fastest growing healthcare occupation and many areas in the country are already experiencing labor market shortages. The 2010 U.S. Long-Term Care Workforce at a Glance report from the American Health Care Association found that the percentage increase of demands for direct-care workers between 2000 and 2010 was 41% for RNs, 47% for LPNs, and 50% for Nurse Aides.

The nationwide nursing shortage has also been affecting nursing schools, which are struggling against a lack of space, adequate numbers in faculty, and enough financial resources to produce enough nurses to address the growing shortage. Impact of nurse staffing on patient care has found that shortage of RNs, in combination with an increased workload, poses a potential threat to the quality of care. An analysis of several national surveys on the nursing workforce found that a majority of nurses reported the RN shortage negatively impacted patient care and undermined the quality of care goals set.

While CareView cannot directly affect the hiring and retention of nursing staff in hospitals and nursing homes, CareView’s management believes that the implementation of the CareView System™ in healthcare facilities will lead to a higher level of job satisfaction among nursing staffs which may lead to a decrease in the rate of RN turnover, thereby creating quality and continuity of care for patients in these facilities.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Five

Pursuant with 17 CFR 200.83, submission of supporting documentation to the staff will be provided by supplemental letter.

5.	In the fifth full paragraph on page 6, you state that research does not support the idea that professional liability insurance premiums directly correlates to an increase in claims. However, you believe your system will reduce premiums because hospitals will better manage and reduce claims. Please supplement your disclosure to explain whether current research discusses what factors correlate to an increase or decrease in claims and how implementing your system affects or relates to those factors.

The subject disclosure has been revised and replaced in its entirety with the following:

As reported by the American Hospital Association report Overview of the U.S. Healthcare System, there has been a dramatic increase in hospital professional liability premiums in the last few years with more than 45% of hospitals reporting an increase of 50% or more. These increases are severely affecting access to services as hospitals are either cutting back on services or eliminating some programs altogether. For the average 200-bed hospital, professional liability costs are in excess of $1 million annually.

Although research does not support the idea that a rise in professional liability insurance premiums directly correlates to an increase in liability claims, CareView believes that when the CareView System™ is fully implemented and used by a healthcare facility, there will be a significant reduction in the number of liability lawsuits, primarily due to the continuous monitoring of patients and the care they receive.

According to the 2010 Hospital Professional Liability (HPL) and Physician Liability Benchmark Analysis, a study by AON, medical malpractice claims are increasing after years of decline and when combined with continued claim severity growth, this increase is expected to drive liability costs up at a rate higher than general inflation. U.S. based hospitals are expected to face more than 44,000 claims arising from incidents occurring in 2009 with costs anticipated to exceed $8.6 billion. Loss rates, which measure the total cost of medical malpractice claims per hospital bed, are expected to grow 5% annually. There are various theories to explain why claims are increasing including a downturn in the U.S. economy and changes in CMS reimbursement rules regarding Never Events.

As more fully described below in Reimbursement Issues, Fall Prevention and Patient Monitoring, and Products in Development, the CareView System™ addresses the combined impact of a Never Event as a clinical quality and safety issue, as well as a risk management tool to avert and counter malpractice claims. Using the CareView System™ at its Virtual Bed Rails™, SecureView®, and the newly developed Ulcer Management Program™, the healthcare provider will significantly increase its chances of preventing an unexpected issue while maintaining video-recorded proof that the patient was served with care, quality and safety. As the CareView System™ is deployed to an increasing number of healthcare facilities, evidence will indicate that healthcare facilities using the CareView System™ are able to better manage and/or decrease the number of liability lawsuits and associated costs and damages which may also be reflected in a decrease in the premiums paid for their liability coverage.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Six

According to AON, the average HPL claim per bed is $154,000. According to CMS in 2007, the average ulcer case cost $43,000 and the average fall costs $34,000. CareView believes that the use of its CareView System™ will help avert patient falls, avoid ulcers and will prevent corresponding lawsuits.

6.	In the first full paragraph on page 7, you state that you believe your system will lead to fewer “Never Events.” Please revise to explain which events will be eliminated or ameliorated and how your system will help bring about that result. Also, at the top of page 8 you state your system will address four Never Events. Revise to disclose the events and how your system addresses these events.

The section on Reimbursement Issues addressed above has been revised and replaced in its entirety with the following:

Reimbursement Issues

Reimbursement for health care services has been the most significant risk factor for the healthcare industry since the advent of the Medicare program in 1968. Trends show that whenever the federal government reduces reimbursement rates, state-run programs and private insurance companies quickly follow suit. The low increase in reimbursement rates, and decreases in some years, have not allowed hospitals to keep up with the rising costs of nursing, professional liability insurance, emerging technologies and regulatory compliance.

In 2007, the CMS implemented regulations that hospitals will not be reimbursed for any services resulting from errors or mistakes caused by the hospital (“Never Events”). Since that announcement, many managed care companies have announced the same policy. The process of identifying mistakes, proving and documenting where the blame lies, and presenting the findings will be yet another challenge for the hospital industry. Of the twenty-eight (28) events currently categorized as Never Events, eight (8) have since been identified as events that will no longer be reimbursed. It is anticipated that the list of non-reimbursed events will eventually increase to include all 28 Never Events.

Never Events are categorized into six distinct categories:

•	Surgical Events – surgery performed on the wrong patient or body part, wrong surgical procedure performed, and retention of a foreign object after surgery.

•

Product or Device Events – patient death or serious disability associated with (i) the use of contaminated drugs or devices provided by the facility, (ii) the use or function of a device in which the device malfunctions, and (iii) intravascular air embolism.

•

Patient Protection Events – (i) discharging infant to wrong person, (ii) death or disability associated with a patient disappearance in the facility, and (iii) suicide or attempted suicide by a patient resulting in serious disability.

•	Care Management Events – patient death or serious disability associated with (i) a medication error, (ii) hemolytic reaction due to incompatible blood products, (iii) low-

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Seven

risk pregnancy, (iv) onset of hypoglycemia occurring in the facility, (vii) failure to identify and treat jaundice in newborns, (viii) spinal manipulative therapy, and (ix) Stage 3 or 4 pressure ulcers acquired after admission to facility.

•

Environmental Events – patient death or serious disability associated with (i) an electric shock received in a facility, (ii) a burn incurred from any source in a facility, (iii) a fall while being cared for in a facility, (iv) the use of restraints or bedrails in a facility, (v) and any incident in which an oxygen or gas line for a patient contains the wrong gas or is contaminated by a toxic substance.

•

Criminal Events – any care ordered by someone impersonating a healthcare provider, abduction of a patient, sexual assault on a patient in the facility, death or injury resulting from a physical assault at the facility.

A study commissioned by the Society of Actuaries (“SOA”) and completed by Millman, Inc. estimated that avoidable medical injuries cost the U.S. economy $19.5 billion in 2008. The study used claims data to project a measurement of costs for avoidable medical injuries. Of the approximately $80 billion in costs associated with medical injuries, almost 25% was found to be the result of avoidable medical injuries. Key findings from the study include:

•	There were 6.3 million measurable medical injuries in the U.S. in 2008; of which 1.5 million were estimated to be associated with medical errors.

•	The average total cost per error was approximately $13,000.

•	In an inpatient setting, seven percent (7%) of admissions are estimated to result in some type of medical injury.

•	The measurable medical errors resulted in more than 2,500 avoidable deaths and more than 10 million excess days missed from work due to short-term disability.

•	Approximately 55% of the total error costs were in five common areas including pressure ulcers and postoperative infections.

The Company’s management believes that the CareView System™ can lead to a reduction of Never Events in the categories of Surgical Events, Care Management Events, and Environmental Events, as outlined below.

For Never Events in the Surgical Events category, some facilities use a ‘time out’ which requires that any treatment to be performed in a surgical setting be verified by someone other than the surgeon to ensure that the procedure about to be performed in the correct one. The CareView System™ is capable of helping reduce surgical errors of this sort by allowing remote confirmation of a surgical procedure from another healthcare provider.

For Never Events in the Environmental Events category, specifically a patient falling while being cared for in a facility, the CareView System™ includes a Fall Management Program specifically targeted to a reduction in falls. CareView has addressed this problem through Virtual Bed Rails™, an advanced, unique new technology that will greatly enhance fall prevention efforts in healthcare settings. Virtual Bed Rails™ is a non-invasive tool that can monitor numerous patients at once with no electrode or ancillary devices needed on or around the patient. This system allows the nursing staff to quickly and easily activate motion-sensitive borders around the bed by hand-

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Eight

drawing the rails directly onto the touch-screen monitor at the nursing station. Once activated, the system will provide a warning alert when a patient is in danger of a fall. Virtual Bed Rails™ gives nursing staff an invaluable tool that will greatly expedite reaction time to potentially adverse situations. (See Fall Prevention and Patient Monitoring and Virtual Bed Rails™ beginning at pages 12 and 17 respectively herein.)

For Never Events in the Care Management Events category, specifically pressure ulcers acquired after admission, CareView’s Ulcer Management Program™ detects body movement by the patient in multiple areas of their body. Bedsores or pressure ulcers are preventable or mitigated by insuring that a patient moves significantly and frequently enough to relieve pressure areas that may lead to an ulcer without such movement. The CareView System™ uses a timer and algorithms to time and monitor the patient’s movements to comply with a predetermined movement allowance. An alarm at the nursing station indicates to the healthcare provider that the patient has not moved sufficiently within the required time frame to prevent pressure, allowing the healthcare provider to help reposition the patient on a timed basis to reduce the possibility of the patient developing bedsores and the facility from incurring the cost of treatment for this Never Event. (See Business of Issuer, Products in Development beginning at page 21 herein.)

Currently, there are over 5,000 acute care hospitals, nearly 1,000 sub-acute care hospitals, hundreds of specialty hospitals and over 16,000 nursing homes in the U.S. alone. In many cases, hospitals are adding more beds and expanding outpatient service capabilities to meet anticipated need due to projected population growth. There is no evidence to suggest that the hospital and nursing home market will shrink any time in the foreseeable future. Within this growing segment of the economy, the challenges presented here will be faced by each healthcare facility. The CareView System™ effectively provides accurate documentation of bedside care, thereby reducing mistakes and decreasing reimbursement issues due to medical errors.

In addition to the above, the Company added a section to Item 1. Business, Overview of Healthcare Industry Issues and CareView’s Response entitled Infection Control, as follows:

Infection Control

According to a report published in March 2009 by R. Douglas Scott II, The Direct Medical Costs of Healthcare-Associated Infections in U.S. Hospitals and the Benefits of Prevention, the overall direct medical costs of healthcare-associated infections (HAIs) in U.S. hospitals ranges from $28.4 to $33.8 billion. After adjusting for the range of effectiveness of possible infection control interventions, the benefits of prevention ranges from a low of $5.7 to $6.8 billion to a high of $25.0 to $31.5 billion based on average of twenty percent (20%) of infections being preventable for all consumers and seventy percent (70%) of infections being preventable for all inpatient hospital services. These costs are comprised of direct medical costs, the indirect costs related to productivity and non-medical costs, and intangible costs related to diminished quality of life.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Nine

HAIs come in many forms and require the hospital to pay attention to many details during the care of patients. Whether the infection emanates from treatment of a wound, catheter insertion, or the proper cleaning and disinfection of a room, each team of caregivers needs to be aware of the part they play in the prevention of infection. Tools that help nursing staff to observe, be reminded, inspect, and document properly will help to reduce and prevent HAIs from occurring and reoccurring.

The CareView System™ allows healthcare personnel to address and impact the disinfected state of each room containing the CareView System™, assists nursing with the continual observation of wounds and catheters lines, and continually reminds nursing staff to inspect the condition of a wound, catheter insertion site, or other condition to document the fact that appropriate measures have been taken to comply with internal and external requirements for each.

Before a patient is admitted to a hospital room, the hospital’s housekeeping department is advised that a patient has been discharged or transferred from this room by the CareView System™, thus requiring the room to be cleaned and disinfected before another patient can be admitted. At this point, the housekeeping department will deploy staff to clean and disinfect the room and its contents to insure that the incoming patient is protected from infections from prior patients, visitors and employees. Upon completion, the housekeeping personnel can indicate through the CareView System™ that the room has been cleaned and is ready for a new patient to be admitted. Should hospital management wish to inspect the process in real time or immediately upon making the room available, authorized personnel may review the room by either monitoring the action remotely (in real time) or by reviewing the video record.

While patients are in their rooms, they may be treated for wounds and/or have catheters inserted thus requiring continual review and monitoring to insure that the patient is properly safeguarded from infection. The use of the CareView System™ will allow nursing staff to continually monitor the patient via the NurseView® application to determine any unusual activity around the wound or insertion site and to provide continual reminders that the time has come to inspect the site to determine that no infection is evident. The CareView System™ has several applications that alarm, alert and remind the nursing staff that a care plan activity needs to be carried out and/or a condition or event requires their attention. It also provides a process to triage and to remind the staff even if they are busy with other patients.

The primary safeguard against HAIs is constant attention to cleanliness, inspection of the affected site and continual monitoring; all provided by the CareView System™. The effective use of the CareView System™ will help reduce HAIs and the resulting cost burden of those infections.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Ten

7.	Please revise the middle of page 7 to explain how your system provides hospitals with an effective system for managing patient care and adhering to required compliance demands and disclosure reporting. Here, please explain what you mean by “managing patient care.” Likewise, please provide more detail on hospital compliance demands and reporting requirements, and how your system assists hospitals in meeting these demands and requirements.

The subject disclosure has been revised and replaced in its entirety with the following:

Increased Regulatory Burden

Hospitals are one of the most highly regulated sectors of our economy. This burden has increased in recent years due to additional government mandates such as the Health Insurance Portability Accountability Act of 1996 (“HIPPA”), The Affordable Care Act, additional billing requirements, and additional disclosure reporting and compliance programs.

The HIPPA-compliant CareView System™ provides hospitals with an effective system for managing patient care and adhering to required compliance demands and disclosure reporting through features that assist nurses in the daily caring for patients with built-in reminders, care tools and documentation processes that are reliable and easy to use. Managing patient care depends on the nature of the patient needing care. A patient at risk of falling from bed can be better protected with CareView’s Virtual Bed Rails™ and Fall Management Program. A patient’s risk status is identified at the time of admission, thereby alerting the caregiver that a patient may be at a higher risk level for falling than an average patient. Thus, the CareView System™ allows the hospital to document the risk at the point and time of service and to apply greater safety tools immediately. Should the patient have a fall incident, a video record of the what took place before, during and after the incident can be used to review and correctly document all required elements of reporting by CMS.

For those patients requiring certain treatments based on time such as treating a patient at high risk for pressure ulcers, CareView’s Ulcer Management Program™ allows the caregiver to identify the risk level of the patient and establish the appropriate care plan based on that risk assessment. The CareView System™ will provide regular and recurring reminders to turn the patient if the patient has not moved sufficiently and provides video evidence that the patient has been moved to comply with the treatment plan.

In all cases, the nursing staff will have the ability to continually monitor the patient via NurseView® and to pay closer attention to at-risk patients. Additionally, a nurse can access the video archives should patient care need to be reviewed or further assessed.

8.	In the second full paragraph on page 8, you disclose your system will reduce reimbursement issues due to medical errors. Please revise to quantify how much medical errors cost your industry in reimbursement issues and how much of these costs you believe your system can recoup or prevent.

As this subject was expounded upon in our answer to number 6 above, we have deleted the subject paragraph.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Eleven

9.	We note in the third full paragraph on page 8 you disclose that very few hospitals or nursing homes use video monitoring. Please revise to quantify how many of these facilities use video monitoring and what percentage of all hospitals and nursing homes are made up of these facilities.

The subject section has been revised and replaced in its entirety with the following:

Hospital Monitoring

Monitoring patients in healthcare facilities is not a new concept. Currently, hospitals, nursing homes, and adult living centers monitor blood pressure, pulse, cardiac activity and other vital signs and conditions through graphic readouts and reports; however, visual contact requires nurses to physically move from the nursing station into the patient’s room. Executive Healthcare Magazine’s report Remote patient monitoring continues to grow indicates that patient monitoring systems are emerging in response to increased healthcare needs of an aging population, new wireless technologies, better video and monitoring technologies, decreasing healthcare resources, an emphasis on reducing hospital days, and proven cost-effectiveness. Nearly all new high-tech patient monitoring systems focus on some form of wireless or remote patient monitoring. The report estimates that the U.S. market for high-tech patient monitoring systems will experience impressive annual growth of around 26% through 2014 and indicates that these types of systems have demonstrated their cost effectiveness and ability to improve patient outcomes.

Over the past three years, CareView’s management team has visited independent hospitals or multiple hospital providers representing over 600 hospitals. Of these 600 hospitals, none had a video monitoring system like ours. We estimate that less than one percent (1%) of all hospital beds are equipped with a video monitoring system like the CareView System™.

The CareView System™ implements a new, high-speed digital network throughout the healthcare facility by using the facility’s existing cable infrastructure combined with CareView’s Digital Control Server and Room Control Platform. The CareView System™ is deployed in phases beginning with the Primary Package that includes SecureView®, NurseView®, PhysicianView® and Virtual Bed Rails™. Our system allows nurses to view multiple patients at once from one viewing monitor to assess patient needs and enable them to respond quickly in urgent situations. (See Primary Package beginning at page 16 herein.)

10.	Please also revise the fourth full paragraph on page 8 to disclose in more detail what you mean by minimum involvement of the IT department.

As we expanded our disclosure pursuant to comment number three above, we have deleted the reference to the IT department from the referenced disclosure on page 8.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twelve

Business of Issuer, page 9

11.	At the bottom of page 12 you disclose that PhysicianView provides a reimbursable event. Please explain the basis for this statement.

The subject disclosure has been expanded and replaced in its entirety with the following:

PhysicianView® enables physicians to make E-visits and video rounds from any personal computer or personal digital assistant (PDA). PhysicianView® provides more effective use of a physician’s time, improves quality and timeliness of patient care, and provides physicians with a reimbursable event.

In 1983, Congress mandated a national hospital payment system for all Medicare patients (currently administered by the Center for Medicare and Medicaid Services). As a necessity to administer this payment system, the Diagnosis Related Group (DRG) system was created from which all hospital reimbursement rates are derived. Each DRG represents the average resources needed to treat patients grouped in that DRG relative to the national average. Under the present DRG reimbursable event system, e-visits (or telemedicine) are a reimbursable event when performed with a system that allows for two-way communication between the patient and the physician. The CareView System™ accommodates this type of two-way communication, providing the physician with a “paid office visit” even when treating the patient from a remote location.

PhysicianView®:

•	Allows physicians to make video rounds remotely from any computer or PDA.

•	Promotes immediate access to patients when they need it most.

•	Improves the quality and timeliness of patient care.

•	Provides physicians with the capability to leave notes for the patient’s family.

•	Increases physician-to-patient communication.

•	Provides doctors with a reimbursable event.

12.	At the top of page 16, you state the system costs do not include costs related to software design, development, marketing, maintenance and/or administrative costs. Please revise to quantify these costs.

At this time, we are unable to quantify the referenced costs per system; therefore, we are deleting this section in its entirety.

13.	We note in the second full paragraph on page 16 that the Share [sic] Revenue Package, PatientView, MovieView, and NetView are offered on a per day and room charge. Please revise to quantify your pricing structure.

The referenced disclosure has been revised and replaced in its entirety with the following:

The CareView System™ is provided and installed in healthcare facilities at no charge to the facility after which the Company generates revenue from subscriptions to its product offerings.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Thirteen

CareView works with each hospital on pricing, which in the opinion of CareView and the hospital, would offer an affordable package based on the demographics of the hospital’s patients or which offers the hospital a product that is more competitive than other hospitals. The pricing structure with each hospital is negotiated separately and may vary depending on the hospital’s desire to include any premium services to its patient at no charge to the patient. Typically, the Company offers the Primary Package (including SecureView®, NurseView®, PhysicianView®, Virtual Bed Rail™ and education programming) for a price of $69.95 per installed room/per month to be paid by the hospital. The Shared Revenue Package (PatientView®, MovieView®, BabyView® and NetView®) is generally offered to the patient at a price of $9.95 per 24-hour period. The hospital may elect to charge a package price for all services for any combination of days, including a package for the patient’s entire stay. Each facility may decide to bundle products for specialty pricing to the patients or may offer any or all services at no charge to the patient. The Company has not yet established pricing for the Connectivity Package, but anticipates that fees for this service will be negotiated as an add-on to the Primary Package.

14.	We note from the disclosure on page 17 that you generate revenues through a subscription based and/or shares revenue-pricing agreement with the medical facility. In the share revenue agreement, please explain from whom you collect fees, be it the patient or some other party. Further, please revise to disclose whether any of the fees charged for your services or products are paid to you by third-parties such [sic] as insurance companies or Medicare and Medicaid.

The disclosure referenced above (the first paragraph under Item 1. Business, Hospital Agreements) has been revised and replaced in its entirety with the following:

The Company offers its products and services for the CareView System™ through a subscription-based and/or shared revenue-pricing agreement with the medical facility (the “Hospital Agreement”). During the term of the Hospital Agreement, the Company provides continuous monitoring of the CareView System™ and maintains and services all CareView System™ equipment. Terms of each Hospital Agreement requires the hospital to pay CareView a monthly subscription fee based on the number of installed rooms for the Primary Package (which includes SecureView®, NurseView®, PhysicianView®, Virtual Bed Rails™, and patient education) provided at a current price of $69.95 per bed per room. Terms also provide for CareView to collect the revenue from its Shared Revenue Package (which includes PatientView®, NetView®, MovieView® and BabyView®) currently prices at $9.95 for each 24-hour period and is split on a contracted basis between the Company and each hospital. Unless a separate agreement to the contrary is negotiated between CareView and the hospital, all shared revenue is collected from the patient or someone connected to the patient by CareView online through a credit card or PayPal transaction. CareView then remits the portion due to the hospital on a monthly basis. None of the services provided through the Primary Package or the Shared Revenue Package are paid by any third party provider including insurance companies, Medicare or Medicaid.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Fourteen

Government Approval, page 25

15.	In the third full paragraph on page 25, you discuss governmental approval and future regulations. Please revise to disclose how the Health Insurance Portability Accountability Act of 1996 affects your business. In this regard, we note you disclose in the middle of page 7 and bottom of page 10 that your system complies with HIPPA. Similarly, revise to disclose whether any other privacy laws affect your business.

Although the parameters of our CareView System™ complies with HIPPA as far as its use by health care providers, CareView itself, as the manufacturer and installer of the units, is not subject to HIPPA regulations. The Company does not know of any other privacy laws that affect our business as we are not in control of nor do we keep patient medical records in our possession. As such, we have expanded our disclosure regarding governmental regulations to specifically include that we are not subject to HIPPA regulations or other privacy laws.

16.	Please revise to disclose whether the Center of Medicare and Medicaid Services will pay for your products and services.

We have updated the Form 10/A to include information that the Centers of Medicare and Medicaid Services do not make reimbursement to facilities or patients for use of our products and services.

Item 2. Financial Information, page 26

17.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that they safe harbor does not apply to you.

As requested, we have changed the forward-looking statements to delete any reference to the Private Securities Litigation Reform Act.

18.	We note in the last paragraph on page 27 that you have installed, or are in the process of installing, your systems in 11 hospitals and will likely install in another 21 hospitals. Please revise to disclose an estimate of the costs associated with this roll out.

The above-mentioned disclosure has been revised to include the following additional information:

The additional funding needed for working capital infrastructure is directly related to how many CareView Systems™ are installed. In the event that CareView completes only the initial 11 hospitals (currently installed or being installed) our additional cash needs would be minimal. However, if CareView is to install the additional 21 hospitals that management is currently pursuing to contract, our additional financing needs would approximate $10 million.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Fifteen

19.	At the bottom on page 28 you state you will need additional financing to fund working capital, infrastructure, etc. Please revise to disclose how much additional financing you will need over the next 12 months.

Pursuant to our answer in comment 18 above, we have revised the above-mentioned disclosure to include the following sentence:

Management believes that the Company will need approximately $10 million over the next twelve months.

20.	We note from the third paragraph of page F-44 that Rockwell Holdings I, LLC provided $1,151,145 as initial funding for two project hospitals and that you anticipate similar funding from Rockwell for hospital projects in the future. Please expand the Management’s Discussion and Analysis section to address the funding provided by Rockwell. Disclose and quantify how funding provided by Rockwell has been used in each reporting period. Identify how future funding provided by Rockwell is likely to result in changes to your liquidity as required by Item 303(a)(l) of Regulation S-K. Describe and quantify your material commitments for capital expenditures from funding provided by Rockwell as required by Item 303(a)(2) of Regulation S-K.

The initial aggregate funding of $1,151,145 from Rockwell went to CareView-Hillcrest, LLC and CareView-Saline, LLC (the “Project LLCs”). During the same reporting period of receipt of the funding, the Project LLCs disbursed the entire amount to CareView to purchase existing CareView System™ installations in the respective Project Hospitals and to fund a portion of the purchase price for the remaining CareView Systems™ required to complete the installations at the Project Hospitals. The remaining $356,955 of the purchase price to cover the remaining installations of the CareView Systems™ in the Project Hospitals is to be paid upon completion of the installations projected during the first quarter of 2011. All funds received and to be received by the Company through the Project LLCs will be used to purchase CareView System™ installations. Once the installed CareView Systems™ in the Project Hospitals begin to generate revenue, those funds will be used to repay Rockwell; therefore, this funding by Rockwell will not result in changes to the Company’s liquidity.

The Company has expanded its disclosure in the Management’s Discussion and Analysis section to include the above information.

Directors and Executive Officers, page 32

21.	Please revise to include disclosure regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that each individual should serve as a director. Please refer to Item 401(e) of Regulation S-K.

The following sentence has been added to the disclosure on Tommy G. Thompson:

His experience in public service, in particularly his services and knowledge related to the healthcare industry as a whole, makes him well-suited to be the Company’s Chairman.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Sixteen

The following disclosure on Samuel A. Greco revised and replaces the former disclosure in its entirety:

Mr. Greco joined the Company as Chief Executive Officer in September 2007 and was elected as a member of the Board of Directors in February 2009. Greco has spent over thirty years in hospital administration, beginning at an independent city hospital and progressing to Senior Vice President of Financial Operations at Columbia/HCA Healthcare Corporation, the industry’s largest healthcare provider. At Columbia/HCA, Greco was responsible for the financial operations of the $28 billion company which at the time had over 300 hospitals and 125 surgery centers. While with Columbia, Mr. Greco elevated the area of Materials Management to a core competency that became a strategic advantage to Columbia, and launched Columbia’s supply chain initiative, recognizing how supply cost and other costs would benefit from scale, discipline and process improvement. He has become one of the industry leaders in successfully applying these supply chain strategies, vendor partnering and logistics management to improve results and provide significant savings. Over the past ten years, Greco has used his industry experience to provide consulting services to hospital management companies to greatly improve their financial results from operations. Greco has operated in organizations ranging from 200 beds to multi-facility networks of over 2,000 beds. He was instrumental in the development of the CareView System™ and his extensive contacts and relationships within the industry have been valuable in helping CareView pursue its goals. Mr. Greco earned his B.A. in Accounting from Bryant College and is a frequent speaker at various healthcare symposiums.

The following disclosure on Steven G. Johnson revises and replaces the former disclosure in its entirety:

Mr. Johnson joined the Company in April 2006, currently serving as its President, Chief Operating Officer, and Director. In December 2003, he filed for patent protection as the inventor of a Non-Intrusive Data Transmission Network for Use in an Enterprise Facility and Method for Implementing in the United States, which invention was subsequently assigned to the Company and issued a patent number by the USPTO. The technology underlying the patent is the basis of the Company’s CareView System™. Mr. Johnson is also one of the inventors on three additional pending patent applications for a System and Method for Predicting Falls in the U.S., a System and Method for Documenting Patient Procedures in the U.S., and a System and Method for Using a Video Monitoring System to Prevent and Manage Decubitus Ulcers in Patients in the U.S., all technology currently being deployed or in further development by the Company. Mr. Johnson has over 20 years of experience in the cable and wireless business. Before joining the Company, he served as Chief Executive Officer of Cadco Systems, a manufacturer of CATV and telecommunications equipment from 1997. From February 1991 to February 1996, he served as CEO, President and Director of American Wireless Systems, which he restructured and sold to Heartland Wireless Communications. Mr. Johnson also served as founder and President of Hanover Systems, a manufacturer of telecommunications equipment. Mr. Johnson has been actively involved with the wireless cable industry since 1984 and has served on the board of directors of the Wireless Cable Association and its FCC regulatory committee. Mr. Johnson developed various electronic telecommunications equipment for the wireless cable industry including microwave downconverters, wireless cable set top converters, antennas, and MMDS transmitters. Mr. Johnson’s accumulated knowledge in the field of technology coupled with his development of patentable technology makes him an invaluable member of the Company’s

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Seventeen

management. Mr. Johnson earned his B.A. in Economics and Business Administration from Simpson College. Mr. Johnson is the father of Kyle Johnson, the Company’s Director of Technology.

The following disclosure on L. Allen Wheeler revises and replaces the former disclosure in its entirety:

Mr. Wheeler has served as a Director of CareView since January 2006. Mr. Wheeler has been a private investor for over 40 years with interests in nursing homes, real estate, cable, television and radio stations, real estate and ranching. Mr. Wheeler is former Chairman of the Board of Texoma Medical Center and former President of the Durant Industrial Authority. Mr. Wheeler’s knowledge of the healthcare industry (as it relates to nursing homes), his technical knowledge of the broadcast television industry, and his expertise relative to investments and equity placements, qualifies him as a significant member of the Company’s board of directors. Mr. Wheeler earned his B.A. from Southeastern Oklahoma State University.

The following disclosure on Kyle Johnson revises and replaces the former disclosure in its entirety:

Kyle Johnson has served as the Company’s Director of Technology since August 2006 and is responsible for the design and development of the Company’s Room Control Platform and deployment of systems to hospitals. From June 2004 to August 2006, he served as Senior Product Manager of Cadco Systems, a company that specializes in broadband electronic design and manufacturing. As Senior Project Manager, Johnson managed the design and development of several products including the development of the technology used in the CareView System™. Mr. Johnson is also one of the inventors on two additional pending patent applications for a System and Method for Predicting Falls in the U.S. (the technology under the Company’s ‘Virtual Bed Rails’) and a System and Method for Using a Video Monitoring System to Prevent and Manage Decubitus Ulcers in Patients in the U.S, From February 2000 to June 2004, Mr. Johnson served as General Manager and Chief Engineer for 391 Communications, a company that is a service provider to cable and wireless cable companies. Mr. Johnson has been involved in several large scale deployments of CATV, MMDS, and DBS satellite systems, as well as designing and building numerous CATV/MMDS head-ends for major domestic and foreign CATV/MMDS providers. Mr. Johnson is the son of Steven Johnson, the Company’s President.

The following disclosure on Matthew Clark revises and replaces the former disclosure in its entirety:

Matthew Clark has served as the Company’s Director of Software Development since October 2008 and is responsible for software development, personnel and technical infrastructure, and customer support. Mr. Clark is also one of the inventors on a pending patent application for a System and Method for Using a Video Monitoring System to Prevent and Manage Decubitus Ulcers in Patients in the U.S. From October 2007 to October 2008, Mr. Clark served as Senior Manager of Engineering for EMC Corporation, a U.S. Fortune 500 company and provider of information infrastructure systems, software and services. In that position, Mr. Clark focused on assisting network managers in maintaining compliance, and was responsible for product concepts, requirements, design and implementation. From January 2001 to October 2007, Mr. Clark served in various capacities at Voyence, Inc., a technology solutions company that was acquired by EMC Corporation in 2007, including Director of Reporting and Maintenance Development, Director of

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Eighteen

Quality Assurance, and Development Manager. At Voyence, Mr. Clark was responsible for maintaining overall quality assurance and developing testing strategies for major software releases. He was involved in developing advanced reporting for prototype components and assessment and remediation of network device vulnerability. Mr. Clark earned his BBA, Management Information Systems and Accounting at Baylor University.

Item 6. Executive Compensation, page 38

22.	We note the Summary Compensation Table does not comply with Item 402(a) of Regulation S-K. Please revise to make sure your disclosure provides the information required by this Item. For instance, please add a column for “All Other Compensation” and disclose compensation items such as car allowance or insurance premiums. Refer to Item 402(n)(2)(ix) of Regulation S-K. Further, revise to disclose the dollar value of the options –not the number of options – granted in 2009 as computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Item 402(n)(2)(vi). Also, add a column for the total amount of compensation. Refer to Item 402(n)(2)(x).

The Executive Compensation table has been revised accordingly.

23.	We note the Outstanding Equity Awards at Fiscal Year End Table does not disclose the vesting dates of the outstanding options. Please refer to Instruction 2 to Item 402(p)(2) of Regulation S-K and provide the required footnoted disclosure.

The Outstanding Equity Awards at Fiscal Year End table has been revised accordingly.

24.	From the fifth paragraph on page 40, we note Messrs. Greco and Johnson have employment agreements that provide bonuses at the discretion of the Board of Directors. Please revise to provide more disclosure on the nature of this discretion. For instance, please explain whether the Board looks at certain objective or subjective factors to determine a bonus, such as revenues or improvement in morale. Alternatively, please revise to indicate whether the Board assesses the performance of Messrs. Greco and Johnson purely subjectively based on a totality of factors and circumstances. Refer to Item 402(o)(l) of Regulation S-K.

The following disclosure has been expanded and replaces the former disclosure in its entirety:

The employment agreements for Mr. Greco and Mr. Steven Johnson are substantially the same, calling for a base salary of $250,000 per year, a two-year term beginning on January 1, 2009 and ending on December 31, 2010, a severance provision, and an automatic renewal unless canceled by either party. The employment agreements also contain a provision that as of the end of each fiscal year of the Company, they will be entitled to receive such additional bonus or other compensation, if any, as may be approved by the Board of Directors or a Compensation Committee comprises of members appointed by the Company’s Board of Directors. The Charter of the Company’s Compensation Committee establishes that, with respect to the Company’s Chief Executive Officer, the Compensation Committee will review and approve the Company’s goals and objectives relevant to his compensation, will evaluate his performance with respect to such goals, and will set his compensation level based on such evaluation. In making its determinations

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Nineteen

on compensation for the Company’s Chief Executive Officer and other executive officers, the Compensation Committee will evaluate the Company’s performance both in terms of current achievements and significant initiatives with long-term implications, will assess the contributions of each of its individual executives, and will recommend to the Board levels of salary and incentive compensation payable to its executive officers. (See Employment Agreement for Samuel A. Greco, Exhibit 10.21, Employment Agreement for Steven G. Johnson, Exhibit 10.22 and Compensation Committee Charter, Exhibit 10.12 filed herewith and incorporated herein by reference.)

25.	We also note from the sixth paragraph on page 40 that Messrs. Bailey and Johnson left your company after 2009 and their employment contracts had a severance provision. Please advise us whether they received any severance upon non-renewal of their employment. Refer to Item 402(q)(2) of Regulation S-K. If so, please revise the Summary Compensation Table accordingly. Refer to Item 402(n)(2)(ix)(D).

Messrs. Bailey and Kyle Johnson are still employed at the Company; however, they are not working under a current employment contract. There was no break in employment of either Mr. Bailey or Kyle Johnson and neither received any severance upon the non-renewal of their employment contract. We revised the wording of the referenced paragraph to indicate such.

Director Compensation, page 41

26.	We note you have disclosed the total value of the options awarded to your directors in 2009. However, you have not stated whether this value was calculated in accordance with FASB Accounting Standards Codification Topic 718. Please advise and revise accordingly. Refer to Item 402(r)(2)(iv) of Regulation S-K.

We revised the Director Compensation section to indicate that the options were calculated in accordance with FASB Accounting Standards Codification Topic 718.

Item 15. Financial Statements and Exhibits

Notes to Unaudited Consolidated Financial Statements as of June 30, 2010

Note B – Summary of Significant Accounting Policies

Software Development and Patents, page F-7

27.	Refer to the second and third paragraphs and accompanying table on page F-7. In light of the fact that you began installing your system and earning revenues in 2009, explain to us why you have not yet begun to amortize capitalized software development and patents costs.

Upon further review of software development and patent costs, the Company determined that it had not accounted for certain trademarks that were applied for and subsequently awarded during 2009 and 2010; therefore, we restated our financial statements for the year ended December 31, 2009 to amortize $664 for patent/trademark costs.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty

On December 31, 2007, the Company capitalized $2,752,933 of software development costs. Since that time, no other software development costs have been capitalized. The Company used a 5-year straight-line method to amortize its software development costs. Through December 31, 2009 and June 30, 2010, the Company had amortized $1,101,176 and $1,376,470 respectively.

The referenced paragraphs (Software Development and Patents) have been deleted and replaced by Note B – Summary of Significant Accounting Policies, Intellectual Property and Patents and Trademarks in the footnotes to the Financial Statements for year ended December 31, 2009 (Restated) as follows:

Intellectual Property

The Company has capitalized certain costs of developing software for its CareView System™ in accordance with ASC 985-20, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Capitalized costs are reported at the lower of unamortized cost or net realizable value and are amortized over the estimated useful life of the CareView System™ not to exceed five years.

At December 31, 2009 and 2008, the Company had capitalized intellectual property costs totaling $2,752,933. During the years ended December 31, 2009 and 2008, the Company capitalized no additional intellectual property costs. The Company’s amortization of intellectual property costs totaled $550,588 for each of the years ended December 31, 2009 and 2008. Accumulated amortization at December 31, 2009 and 2008 was $1,101,176 and $550,588 respectively.

The table below lists amortization expense for currently amortizable capitalized intellectual property costs for future periods:

Twelve months ended December 31,

2010	$ 550,586
2011	$ 550,586
2012	$ 550,585

Patents and Trademarks

Patents and trademarks are being amortized over 20 and 10 years respectively using the straight line method. The Company begins amortization of these costs on the date patents or trademarks are awarded.

The Company capitalized $1,493 and $24,803 in patent costs for the years ended December 31, 2009 and 2008, respectively. During 2009, $6,540 became amortizable, with amortization charged to operations for the years ended December 31, 2009 and 2008 of $320 and $0 respectively.

The Company capitalized $20,531 and $1006 in trademark costs for the years ended December 31, 2009 and 2008, respectively. During 2009, $5,933 became amortizable, with amortization charged to operations for the years ended December 31, 2009 and 2008 of $344 and $0 respectively.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty-One

The table below lists amortization expense for currently amortizable patent and trademark costs for future periods:

Twelve months ended December 31,

2010	$ 941
2011	$ 941
2012	$ 941
2013	$ 941
2014	$ 941

The referenced paragraphs (Software Development and Patents) have been deleted and replaced by Note B – Summary of Significant Accounting Policies, Intellectual Property and Patents and Trademarks in the footnotes to the Financial Statements for six months ended June 30, 2010 (Restated) as follows:

Intellectual Property

The Company has capitalized certain costs of developing software for its CareView System™ in accordance with ASC 985-20, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Capitalized costs are reported at the lower of unamortized cost or net realizable value, and are amortized over the estimated useful life of the CareView System™, not to exceed five years.

At June 30, 2010, the Company had capitalized intellectual property costs totaling $2,752,933. During the six months ended June 30, 2010, the Company capitalized no additional intellectual property costs. The Company’s amortization of intellectual property costs totaled $275,294 for each of the years ended December 31, 2009 and 2008. Accumulated amortization at June 30, 2010 was $1,376,470.

The table below lists amortization expense for currently amortizable capitalized intellectual property costs for future periods:

Twelve months ended June 30

2011	$ 550,587
2012	$ 550,587
2013	$ 275,296

Patents and Trademarks

Patents and trademarks are being amortized over 20 and 10 years respectively using the straight line method. The Company begins amortization of these costs on the date patents or trademarks are awarded.

The Company capitalized no additional patent costs, nor did any previously capitalized patent costs become amortizable during the six months ended June 30, 2010. During the six months ended June 30, 2010, $83 in amortization expense was charged to operations.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty-two

The Company capitalized no additional trademark costs during the six months ended June 30, 2010. During the six months ended June 30, 2010, $1760 became amortizable, with amortization expense totaling $194 charged to operations.

The table below lists amortization expense for currently amortizable patent and trademark costs for future periods:

Twelve months ended June 30

2011	$1,108
2012	$1,108
2013	$1,108
2014	$1,108
2015	$1,108

Revenue Recognition, Page F-8

28.	Disclose and explain to us how you account for revenues earned through your joint venture arrangements servicing Hillcrest, Saline, and other hospitals.

Pursuant to Section 3.01 – Management of the Operating Agreements for each of CareView- Hillcrest, LLC and CareView-Saline, LLC, the Company is the Manager of each LLC and as such, exercises control. As Manager, the Company uses consolidation rules pursuant FASB ASC 810-25 - “Consolidated Financial Statements” to record 100% of the revenue generated from each joint venture. Revenues earned through the Project Hospitals are generated from monthly charges paid by each hospital on installed CareView Systems™ and from purchase of entertainment products by patients.

Accordingly, the revenue recognition disclosure contained in the Company’s Notes to Consolidated Financial Statements for year ended December 31, 2009 (Restated) and for the period ended June 30, 2010 (Restated), have been revised and replaced in their entirety as follows:

Revenue Recognition

The Company recognizes revenues in accordance with the guidance in the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104. Revenue is recognized when persuasive evidence of a sales arrangement exists, when the selling price is fixed or determinable, when installation and official acceptance by the facility occurs, and when collection is probable. Because the Company consolidates its financial statements, 100% of the revenue generated by the LLCs is included in the Company’s results with all intra-company accounts and transactions eliminated in consolidation.

The Company offers CareView’s products and services through a subscription-based contract with each facility for a minimum term of five years. The contract requires the facility to pay the Company the subscription fee monthly. The Company begins to bill monthly subscription fees to the facility upon official acceptance of the CareView System™ by the facility. Additionally, the Company collects gross shared revenue from the patient for daily usage, and per the terms of the

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty-three

contract, remits a portion of those collections to the facility. During the term of the contract, the Company provides continuous monitoring of the CareView System™ and is required to maintain and service all CareView System™ equipment. If the customer requires additional products or services, the contract is amended with new pricing or revenue sharing terms and conditions.

Note M – Subsequent Events, pages F-17 – F-19

29.	Refer to the last paragraph on page F-19 and tell us in sufficient detail how you are accounting for the Gross Income Interest and Gross Income Interest puts issued to Thompson, Murphy, and Langley. Please reference the accounting literature that supports your policies.

Regarding the accounting for the Gross Income Interest (the “GII”), the Company is accruing the 1 1/2% earned each month and will then pay the accrued amount to Thompson, Murphy and Langley in the subsequent month.

Regarding the accounting for the GII puts, pursuant to the Agreements Regarding Gross Income Interests, the Company has the right to acquire the GII from each of the parties for the Purchase Price from September 1, 2013 until December 31, 2015. The Purchase Price, absent an agreement to the contrary, is a monetary amount equal to the aggregated GII received in the twelve (12) month period immediately prior to the transfer (the “GII Calculation Period”), to be paid in cash or in shares of the Company’s Common Stock at fair market value at CareView’s election. The Company has made the assumption that none of the parties will exercise their right to have the Company purchase their GII prior to September 1, 2013 when the Company is allowed to acquire the GII from them as it would be financially disadvantageous to them. As September 1, 2013, the earliest date that the Company could acquire the GII, and in accordance with FASB ASC 450-10 “Contingencies,” the Company has determined that a contingent liability of $416,000 is appropriate to be recorded in the Financial Statements for the period ended September 30, 2010 based on a projected gross revenue of $27.5 million during the GII Calculation Period.

Notes to Consolidated Financial Statements for years ended December 31, 2009 and 2008

Note C – Stockholders’ Equity

Stock Options, page F-35

30.	Please expand your disclosures to fully comply with the disclosure requirements of ACS 718-10-50-2c.2 and ASC 718-10-50-2D or advise us.

The disclosure in Note C – Stockholders’ Equity, Stock Options contained in the Company’s Notes to Consolidated Financial Statements for year ended December 31, 2009 (Restated) has been revised to replace the subject table and the sentence following the table as shown below. All other information in the disclosure remains unchanged.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty-four

NOTE C – STOCKHOLDERS’ EQUITY

Stock Options

A summary of the Company’s stock option activity under the 2007 and 2009 SOP and related information follows:

	Number of Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Balance at December 31, 2007	5,296,265	$0.38	10.0
Granted	200,000	0.94
Exercised	-0-	-0-		$0
Cancelled	-0-	-0-

Balance at December 31, 2008	5,496,265	0.40	9.8
Granted	3,857,809	0.52
Exercised	-0-	-0-		$0
Cancelled	(10,000)	(0.52)

Balance at December 31, 2009	9,344,074	$0.45	8.2

Vested and Exercisable at December 31, 2009	6,895,337	$0.37	8.2	$4,673,585

The weighted-average grant date fair value of options granted during the years ended December 31, 2009 and 2008 was $0.65 and $0.05, respectively.

The disclosure in Note C – Stockholders’ Equity, Stock Options contained in the Company’s Notes to Consolidated Financial Statements for period ended June 30, 2010 (Restated) has been revised to replace the subject table and the two sentences following the table as shown below. All other information in the disclosure remains unchanged.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty-five

NOTE C – STOCKHOLDERS’ EQUITY

Stock Options

A summary of the Company’s stock option activity under all plans and related information follows:

	Number of Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Balance at January 1, 2010	9,344,074	$0.45	8.2
Granted	1,103,982	0.82	9.7
Exercised	(160,509)	(0.52)	-0-
Cancelled	(5,000)	(0.52)	-0-

Balance at June 30, 2010	10,282,547	$0.49	7.4

Vested and Exercisable at June 30, 2010	7,119,825	$0.38	8.0

The Aggregate Intrinsic Value of options exercised during the six months ended June 30, 2010 and for options vested and exercisable at June 30, 2010 was $213,750 and $10,840,142 respectively.

The weighted-average grant date fair value of options granted during the six months ended June 30, 2010 was $0.83.

Note L – Joint Venture Agreement, page F-43

31.	Please disclose, and explain to us, how you account for your investments in the joint ventures with Rockwell Holdings I, LLC. If you are consolidating the Project LLCs, please explain your basis for this policy under generally accepted accounting principles. Your response should explain your consideration of all of the rights held by Rockwell including its security interest in the joint venture assets, its preferred return of its equity in the joint venture, and the additional remittance of 10% to Rockwell for unreturned amounts of equity.

CareView’s 50% ownership interest was established by virtue of its contribution of intellectual property, hospital contracts, market knowledge, product expertise, industry contacts, acquisition and installation of equipment in the Project Hospitals, and the servicing of the installed systems in the Project Hospitals, as further outlined in the Master Investment Agreement.

Regarding Rockwell’s security interest in the joint venture assets, pursuant to the Project Note and the Security Agreement with each Project LLC, Rockwell is granted a security interest in all equipment, fixtures, inventory (including all goods held for sale, lease or demonstration or to be furnished under contracts of service, goods leased to others, trade-ins and repossessions, raw materials, work in process and materials or supplies used or consumed in CareView’s business), documents relating to inventory, general intangibles,

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty-six

contract rights, licenses, chattel paper and instruments, and all additions and accessions to, all spare and repair parts, special tools, equipment, and replacements for, all returned or repossessed goods the sale of which give rise to, and all proceeds and products of the foregoing, wherever located, now owned or hereafter acquired (the “Collateral”). Included within the foregoing definition of the Collateral is a certain Services Subcontract Agreement between CareView and each Project Hospital under which CareView agrees to install and operate all CareView Systems™ in the Project Hospitals and agrees to provide all maintenance and other services required to be provided pursuant to hospital contracts.

Regarding Rockwell’s preferred return of its equity in the joint venture, pursuant to the LLC Operating Agreements for the Project Hospitals, revenues generated from the sale of the Primary Package are distributed as follows: (i) one-half of the revenue toward payment of the Rockwell Note until such note is paid in full, and (ii) one-half of the revenue toward payment of Rockwell’s Preferential Return until that return has been paid in full. Rockwell’s Preferential Return means the amount of Rockwell’s aggregate capital contribution to the Company plus 10% per annum, compounded monthly, accruing on the combined amount of such contributions and compound interest that has not been returned to Rockwell through distributions from the Company. Once the Rockwell Note and Preferential Return have been paid in full, revenues are applied as follows: (i) first, to the payment and/or reimbursement to the Hospital of the amounts the Hospital is entitled to receive pursuant to the Contract; (ii) second, to the payment to Rockwell of the Legal Fee Reimbursement (as provided for and defined in the Master Investment Agreement), (iii) third, to the payment of expenses of the Company and debt service on loans; and (iv)fourth, to the maintenance of reserves that are adequate (as determined by the Members) for working capital, property replacement reserves and current or budgeted capital expenditures; and (v) then, to the making of guaranteed payments to Members, including but not limited to the payment of any current or accrued obligations to CareView for its services as provided for in the Project Services Subcontract Agreement (as referred to in the Master Investment Agreement). Any cash remaining after the satisfaction of all of the above provisions shall be distributed to CareView and Rockwell in proportion to the ownership of each.

The Project LLCs have a liability to repay Rockwell a portion of its funding from the revenues generated by the systems installed in the Project Hospitals. Pursuant to FASB ASC 480-10-65 “Distinguishing Liabilities from Equity” the Company classified this liability as a mandatory redemption since it represents an unconditional obligation by the Company to redeem Rockwell’s Preferential Return on each Project LLC.

Further, when considering the substance of the transaction, Rockwell’s involvement was considered to be limited to that of a noteholder with the Note being secured by the assets of the joint venture. Accordingly, we report their Note and Preferential Return (which has the same terms as the Note) as liabilities in our consolidated balance sheets.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty-seven

In reviewing the Company’s disclosure on the Rockwell JV, we believe that specifics of the transaction are ambiguous and need clarification. In that light, and in addition to the above response, we have replaced the disclosure on the Rockwell JV in the Form 10/A and in the Notes to the Financial Statements for the year ended December 31, 2009 (Restated) and the period ended June 30, 2010 (Restated) in its entirety with the following language:

On November 16, 2009, the Company entered into a joint venture relationship (the “Master Investment Agreement”) with Rockwell Holdings I, LLC, a Wisconsin limited liability company (“Rockwell”). The Company will use the funds provided under the joint venture to purchase the previously installed CareView Systems™ at two of its existing hospitals as well as to fund the purchase and installation of additional CareView System™ equipment to complete the installations at the two facilities. Upon completion, it is anticipated that there will be over 900 installations of the CareView System™ in the combined facilities. The Company and Rockwell will each own 50% of the joint venture in these two facilities.

Under the terms of the Master Investment Agreement, the Company will use funds from Rockwell to fully implement the CareView System™ in Hillcrest Medical Center in Tulsa, Oklahoma (“Hillcrest”) and Saline Memorial Hospital in Benton, Arkansas (“Saline”) (the “Project Hospital(s)”).

The Master Investment Agreement provides that the Company and Rockwell will establish a joint venture entity for each Project Hospital (the “Project LLC”) and that:

(i) The Company will assign its hospital contracts to the Project LLC,

(ii) The Company will provide the Project LLC with a limited, non-exclusive, royalty-free license of intellectual property rights to enable the Project LLC to use the intellectual property needed to operate the CareView Systems™ in each Project Hospital,

(iii) The Company will sell all of the existing CareView Systems™ in the Project Hospitals to the Project LLC,

(iv) The Company will acquire, install, set-up and then sell and maintain, on behalf of the Project LLC, all equipment and other personal property necessary for the operation of the CareView Systems™ at each Project Hospital,

(v) The Project LLC will grant a security interest to Rockwell in all equipment, fixtures, and inventory, among other things, as collateral for payment of the Project Note, as described below.

The structure of the joint venture between Rockwell and the Company is in the form of a Project LLC for each of the Project Hospitals. Both Rockwell and the Company own 50% of each Project LLC without having to make a capital contribution for their respective ownership interest. CareView’s ownership interest is based on its position as owner of the technology and holder of contracts with participating hospitals. Rockwell’s ownership interest is based on its funding to be provided which funding will be used to purchase equipment for the Project Hospitals. In addition, Rockwell will receive a Project Note for each Project LLC (as discussed below).

Rockwell provided $1,151,205 as the initial funding including $932,745 for the Hillcrest Project Hospital and $218,460 for the Saline Project Hospital, which funding was confirmed in a Funding Agreement entered into between the Company and Rockwell. The Funding Agreement anticipates future funding as provided for in the Master Investment Agreement upon completion

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty-eight

of the Project Hospitals. An aggregate of $575,603 of the initial funding was credited to Project Notes for Rockwell; $466,373 for CareView-Hillcrest and $109,230 for CareView-Saline. An aggregate of $575,603 was credited to an investment interest of Rockwell (Rockwell’s Preferential Return); $466,373 for CareView-Hillcrest and $109,230 for CareView-Saline. The Project Notes to Rockwell and Rockwell’s Preferential Returns both earn interest at the rate of ten percent (10%).

Once the full funding has been provided by Rockwell upon completion of the installations at the Project Hospitals, each Project LLC will replace the earlier Project Note with an amended and restated Project Note representing the outstanding balance due under the earlier Project Note plus any additional funding credited to the Project Note, which amended and restated Project Note will earn interest at the rate of ten percent (10%). Principal payments commence on the earlier to occur of the date that monthly Primary Package fees first become payable by each Project Hospital or six months from the date of the original Project Note; provided, however, that the entire outstanding principal balance and all accrued interest of a Project Note shall be paid in full on or before the third anniversary of the date that payments commenced thereunder. Accordingly, the Company has classified one-third of the balance as current.

Pursuant to the LLC Operating Agreements for the Project Hospitals, revenues generated from the sale of the Primary Package (“Primary Package Revenues”) are distributed as follows: (i) one-half toward payment of the Rockwell Note until paid in full, and (ii) one-half toward payment of Rockwell’s Preferential Return until paid in full. Rockwell’s Preferential Return means the amount of Rockwell’s aggregate capital contribution to the Project LLCs (to date being $109,230 to CareView-Saline and $466,373 to CareView-Hillcrest) plus 10% per annum, compounded monthly. Once the Rockwell Note and Preferential Return have been paid in full, Primary Package Revenues are distributed as follows: (i) first, to the payment and/or reimbursement to the Hospital of the amounts the Hospital is entitled to receive pursuant to the Contract; (ii) second, to the payment to Rockwell of the Legal Fee Reimbursement (as provided for and defined in the Master Investment Agreement), (iii) third, to the payment of expenses of the Company and debt service on loans; and (iv)fourth, to the maintenance of reserves that are adequate (as determined by the Members) for working capital, property replacement reserves and current or budgeted capital expenditures; and (v) then, to the making of guaranteed payments to Members, including but not limited to the payment of any current or accrued obligations to CareView for its services as provided for in the Project Services Subcontract Agreement (as referred to in the Master Investment Agreement). Any cash remaining from the Primary Package Revenues after the satisfaction of all of the above provisions shall be distributed to CareView and Rockwell in proportion to the ownership of each.

The Project LLCs have an obligation to pay Rockwell’s Preferential Return. Pursuant to FASB ASC 480-10-65 “Distinguishing Liabilities from Equity,” the Company classified this obligation as a mandatory redemption since it represents an unconditional obligation by the Company to pay Rockwell’s Preferential Return on each Project LLC.

Each Project LLC is governed by an Operating Agreement under which the Company and Rockwell are its initial members, each owning 50% of the outstanding ownership units. Pursuant to Section 301 – Management of the Operating Agreement for each of CareView-Hillcrest and

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Twenty-nine

CareView-Saline, the Company is the Manager for each. As Manager, the Company uses consolidation rules to record 100% of the revenue generated from each joint venture, thereafter distributing the revenues on the agreed upon basis to the LLC members. Revenues earned through the Project Hospitals are generated from monthly charges paid by each hospital for the Primary Package on installed CareView Systems™ and from purchase of entertainment products by patients. Payments of revenues from each Project Hospital are deposited into an escrow account jointly controlled by the Company and the Project LLC pursuant to the Project Escrow Agreement. Once deposits into the escrow account are collected by the escrow agent, they are immediately transferred into a separate account in the name of the Project LLC.

As additional consideration to Rockwell for providing the funding, the Company has agreed that upon completion of the Project Hospitals it will issue Rockwell a common stock purchase warrant (“Project Warrant”) granting Rockwell the right to purchase such number of shares of Common Stock of the Company equal to the total amount of funding for the Project Hospitals. The five-year Project Warrant will have an exercise price of $0.52 per share. As of November 16, 2009, the Company accrued for the issuance of 1,151,206 Warrants valued at $1,151,206 and recorded a debt discount. The aggregate discount to the debt will be amortized over the life of the debt.

The Master Investment Agreement includes provisions under which the Company may elect to purchase, for cash, Rockwell’s entire interest in each Project LLC at a pre-determined price based on annualized net cash flow from the Project Hospital plus the payment of any unpaid Preferential Return (if any) and the estimated amount of any additional distributions that would be payable from the Project LLC to Rockwell during the remaining balance (if any) of the initial term of the contract with the Project Hospital. In addition, upon the Company’s purchase of Rockwell’s interest in a Project LLC, the Company would have to pay the remaining balance due (if any) under the Project Note and any forgone interest under the Project Note that would have accrued during the remaining balance (if any) of the initial term of the contract with the Project Hospital. Additionally, there are provisions under which Rockwell may elect, if the Project Note has been paid and Rockwell has received its Preferential Return, to require the Company to purchase its entire interest in each Project LLC based on a pre-determined percentage of the annualized net cash flow of the Project Hospital. If Rockwell makes that election, the Company may chose to fund the purchase with a five-year promissory note bearing interest at 10% per annum. Rockwell was granted preferred investor status that provides, in the event that the Company funds similar projects through a different investor with more favorable terms, that Rockwell may elect to amend the terms of its existing project funding to be consistent with those more favorable terms.

32.	Please describe for us the mandatory redemption terms of Rockwell’s investments in the joint ventures.

According to the Master Investment Agreement, Item 7a, Rockwell was to provide funding to the Project LLC with one half to be allocated to the Project Note and the other half to be allocated to a capital contribution (Rockwell’s Preferential Return). In accordance with that provision, Rockwell provided $1,151,205 as the initial funding including $932,745 for the Hillcrest Project Hospital and $218,460 for the

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Thirty

Saline Project Hospital, which funding was confirmed in a Funding Agreement entered into between the Company and Rockwell. An aggregate of $575,603 of the initial funding was credited to Project Notes for Rockwell; $466,373 for CareView-Hillcrest and $109,230 for CareView-Saline. An aggregate of $575,603was credited to an investment interest of Rockwell (Rockwell’s Preferential Return); $466,373 for CareView-Hillcrest and $109,230 for CareView-Saline. The Project Notes to Rockwell and Rockwell’s Preferential Returns both earn interest at the rate of ten percent (10%).

Pursuant to the LLC Operating Agreements for the Project Hospitals, revenues generated from the sale of the Primary Package (“Primary Package Revenues”) are distributed as follows: (i) one-half toward payment of the Rockwell Note until paid in full, and (ii) one-half toward payment of Rockwell’s Preferential Return until paid in full. Rockwell’s Preferential Return means the amount of Rockwell’s aggregate capital contribution to the Project LLCs (to date being $109,230 to CareView-Saline and $466,373 to CareView-Hillcrest) plus 10% per annum, compounded monthly. The Project LLCs have a liability to repay Rockwell a portion of its funding from the revenues generated by the systems installed in the Project Hospitals (a/k/a Rockwell’s Preferential Return). Pursuant to FASB ASC 480-10-65 “Distinguishing Liabilities from Equity,” the Company classified the liability as a mandatory redemption since it represents an unconditional obligation by the Company to redeem the Rockwell Preferential Return on each Project LLC.

33.	With a view towards expanded disclosure, tell us how you are accounting for the Project Warrants. Please cite the accounting literature that supports your policy.

In accordance with FASB Standards Codification Topic 835, the disclosure in Note O – Restatement of Results in the Company’s Notes to Consolidated Financial Statements for year ended December 31, 2009 (Restated) filed with its Form 10/A in conjunction with this response, has been included as follows:

NOTE O - RESTATEMENT OF RESULTS

The Company restated its previously issued financial statements for the year ended December 31, 2009.

Project Warrants due Rockwell Holdings I, LLC

In November 2009, the Company entered into a joint venture relationship (the “Master Investment Agreement”) with Rockwell. As required by the terms of the Master Investment Agreement, the Company was required to issue Rockwell a warrant (“Project Warrant”) granting Rockwell the right to purchase, for a period of five years at an exercise price of $0.52 per share, such number of shares of Common Stock of the Company that is equal to the total amount of funding after completion of the Project Hospitals. The financial statements have been restated to account for the future issuance of the Project Warrants calculating the number of Project Warrants applicable to the amount of funding. The initial funding totaled $1,151,206. As any additional funding is provided, the Company will calculate for any additional Project Warrants due. At the completion of the Project Hospitals, the appropriate amount of Project Warrants will be issued. The Company accounted for this transaction in accordance with FASB ASC 470-20-05 and accordingly recorded a debt discount totaling $1,151,206 on the date of the agreement. Through December 31, 2009, the Company amortized debt discount totaling $46,901.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Thirty-One

Amortization of Patent and Trademark Costs

During 2009, certain previously applied for patents and trademarks were awarded to the Company. The Company restated its financial statements to reclassify these costs and to reflect the appropriate amortization expense related to these costs.

The financial statements have been restated to reclassify patent costs totaling $1,493 and $24,803 for the years ended December 31, 2009 and 2008 respectively. During 2009, $6,540 became amortizable, with amortization expense charged to operations for the year ended December 31, 2009 of $320.

The financial statements have been restated to reclassify trademark costs totaling $20,531 and $1006 for the years ended December 31, 2009 and 2008 respectively. During 2009, $5,933 became amortizable, with amortization expense charged to operations for the year ended December 31, 2009 of $344.

Prepaid Equipment Purchases

During 2009, the Company prepaid approximately $600,000 for the purchase of certain components to be used in its CareView System™. These prepaid costs were accounted for as current assets; however, it was determined that the costs should have been accounted for as long-term assets. The Company restated its financial statements to reflect this change.

(Remainder of page intentionally left blank.)

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Thirty-Two

A summary of the consolidated balance sheet and consolidated statement of operations as originally reported and as restated, as of December 31, 2009 and the year then ended, is as follows:

	As Restated	As Originally Reported
UNAUDITED CONSOLIDATED BALANCE SHEET

Current assets	$686,248	$1,288,757
Fixed assets	928,408	928,408
Other assets	2,301,435	1,699,590

Total assets	$3,916,091	$3,916,755

Current liabilities	$2,859,405	$3,227,507
Long-term liabilities	31,268	767,470

Total liabilities	2,890,673	3,994,977

Total stockholders’ equity (deficit)	1,025,418	(78,222)

Total liabilities and equity	$3,916,091	$3,916,755

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

Revenue	$87,086	$87,086
Operating expenses	4,162,551	4,161,887

Operating loss	(4,075,465)	(4,074,801)
Other expense	(2,140,570)	(2,093,669)

Net loss	(6,216,035)	(6,168,470)
Net loss attributable to non-controlling Interest	(28,681)	(6,713)

Net loss attributable to CareView Communications	$(6,187,354)	$(6,161,757)

Loss per share, basic and diluted: Net loss per share	$(0.06)	$(0.06)

Weighted average number of shares outstanding	108,359,318	108,359,318

Certain footnotes have been expanded to provide further information and understanding resulting from the restatements described above. Certain amounts in the consolidated financial statements as of and for the year ended December 31, 2008 have been reclassified for comparative purposes to conform to the presentation in the consolidated financial statements as of and for the year ended December 31, 2009.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Thirty-Three

In accordance with FASB Standards Codification Topic 835, the disclosure in Note N – Restatement of Results in the Company’s Notes to Consolidated Financial Statements for six months ended December 31, 2009 (Restated) filed with its Form 10/A in conjunction with this response, has been included as follows:

NOTE N - RESTATEMENT OF RESULTS

The Company restated its previously issued unaudited consolidated financial statements for the six months ended June 30, 2010.

Project Warrants due Rockwell Holdings I, LLC

In November 2009, the Company entered into a joint venture relationship (the “Master Investment Agreement”) with Rockwell. As required by the terms of the Master Investment Agreement, the Company was required to issue Rockwell a warrant (“Project Warrant”) granting Rockwell the right to purchase, for a period of five years at an exercise price of $0.52 per share, such number of shares of Common Stock of the Company that is equal to the total amount of funding after completion of the Project Hospitals. The financial statements have been restated to account for the future issuance of the Project Warrants calculating the number of Project Warrants applicable to the amount of funding. The initial funding totaled $1,151,205. As any additional funding is provided, the Company will calculate for any additional Project Warrants due. At the completion of the Project Hospitals, the appropriate amount of Project Warrants will be issued. The Company accounted for this transaction in accordance with FASB ASC 470-20-05 and accordingly recorded a debt discount totaling $1,151,205 on the date of the agreement. During the six months ended June 30, 2010, the Company amortized debt discount totaling $191,868.

Amortization of Patent and Trademark Costs

During 2009, certain previously applied for patents and trademarks were awarded to the Company. The Company restated its financial statements to reclassify these costs and to reflect the appropriate amortization expense related to these costs.

The financial statements have been restated to reclassify patent costs totaling $26,296 at June 30, 2010. The Company capitalized no additional patent costs, nor did any previously capitalized patent costs become amortizable during the six months ended June 30, 2010. During the six months ended June 30, 2010, $83 in amortization expense was charged to operations.

The financial statements have been restated to reclassify trademark costs totaling $21,537 at June 30, 2010. The Company capitalized no additional trademark costs during the six months ended June 30, 2010. During the six months ended June 30, 2010, $1,760 became amortizable, with amortization expense totaling $194 charged to operations.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Thirty-Four

Amortization of Patent and Trademark Costs (Continued)

A summary of the consolidated balance sheet and consolidated statement of operations as originally reported and as restated as of June 30, 2010 and the six months then ended, is as follows:

	As Restated	As Originally Reported
UNAUDITED CONSOLIDATED BALANCE SHEET

Current assets	$2,589,385	$2,589,385
Fixed assets	1,765,292	1,765,292
Other assets	3,194,536	3,195,713

Total assets	$7,549,213	$7,550,390

Current liabilities	$336,965	$641,111
Long-term liabilities	159,180	767,470

Total liabilities	496,145	1,408,581

Total equity	7,053,068	6,141,809

Total liabilities and equity	$7,549,213	$7,550,390

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

Revenue	$109,045	$109,045
Operating expenses	3,725,543	3,725,030

Operating loss	(3,616,498)	(3,615,985)
Other expense	(2,313,711)	(2,121,843)

Net loss	(5,930,209)	(5,737,828)
Net loss attributable to non-controlling interest	(109,721)	(13,787)

Net loss attributable to CareView Communications	$(5,820,488)	$(5,724,041)

Loss per share, basic and diluted:
Net loss per share	$(0.05)	$(0.05)

Weighted average number of shares outstanding	118,395,863	118,395,863

Certain footnotes have been expanded to provide further information and explanations resulting from the restatements described above.

Mr. Ajay Koduri, Staff Attorney

October 27, 2010

Page Thirty-Five

Regarding our comments herein, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CAREVIEW COMMUNICATIONS, INC.

/s/ Samuel A. Greco

Samuel A. Greco
Chief Executive Officer